City e-Solutions Limited

02049947

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

27 August 2002

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 09 2002
WASH. D.C. 154

SUPPL

Dear Sir,

We are pleased to enclose a copy announcement of 26 August 2002 for your kind attention.

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

PROCESSED
SEP 20 2002
P
THOMSON
FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

9/11

File No: 82-366

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2002 INTERIM RESULTS — ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2002 together with comparative figures.

	Note	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Turnover	2	40,459	54,258
Cost of sales		(9,000)	(14,541)
Gross profit		31,459	39,717
Other income/(expenses) (net)	3	18,313	(22,935)
Administrative expenses	4	(49,267)	(43,960)
Profit/(loss) from operations	2	505	(27,178)
Finance costs		—	(8)
Profit/(loss) from ordinary activities before taxation		505	(27,186)
Taxation	5	(425)	(6)
Profit/(loss) from ordinary activities after taxation		80	(27,192)
Minority interests		2,895	694
Profit/(loss) attributable to shareholders		2,975	(26,498)
Dividend	6	—	—
Retained profit/(accumulated loss) for the period		2,975	(26,498)
Earnings/(loss) per share	7		
Basic		0.78 cents	(6.92 cents)

Notes:

1. The interim results for the period ended 30 June 2002 are unaudited, but have been reviewed by KPMG in accordance with International Standard on Auditing 910 "Engagements to review financial statements" whose review report is included in the interim financial report to be sent to shareholders.

2. The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follow:

   a) **Principal Activities**

	Investment Holding Six months ended 30 June 2002 HK$'000	2001 HK$'000	Hospitality Related Services Six months ended 30 June 2002 HK$'000	2001 HK$'000	Consolidated Six months ended 30 June 2002 HK$'000	2001 HK$'000
Revenue from external customers	5,927	8,392	34,532	45,866	40,459	54,258
Profit/(loss) from operations	20,059	(22,561)	(19,554)	(4,617)	505	(27,178)
Finance costs					—	(8)
Taxation					(425)	(6)
Minority interests					2,895	694
Profit/(loss) attributable to shareholders					2,975	(26,498)
Depreciation and amortisation for the period	565	966	1,037	647	1,602	1,613

   b) **Geographical Locations of Operations**

	Group Turnover Six months ended 30 June 2002 HK$'000	2001 HK$'000	Profit/(loss) from operations Six months ended 30 June 2002 HK$'000	2001 HK$'000
Hong Kong	5,927	8,392	20,059	(22,561)
United States	34,532	45,866	(19,554)	(4,617)
	40,459	54,258	505	(27,178)

3. The analysis of other income/(expenses) (net) is as follows:

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Exchange gain/(loss) net	17,136	(27,702)
Net gain on sale of fixed assets	132	726
Unrealised gain on stating securities at fair value (net)	810	4,041
Others	235	—
	18,313	(22,935)

4. Administrative expenses were largely incurred by the hospitality related services business units and it included a one-off restructuring charge amounting to HK$15.6 million (2001: HK$nil).

5. **Taxation**

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Hong Kong taxation	411	—
Overseas taxation	14	6
	425	6

Hong Kong profits tax has been provided at the rate of 16% (2001: 16%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

6. Dividend

   a) *Dividends attributable to the interim period*

   The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2002 (2001: Nil).

   b) *Dividends attributable to the previous financial year, approved and paid during the interim period*

	Six months ended 30 June 2002 HK$'000	2001 HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period, of nil cents (2001: 2 cents) per share	—	7,663

7. **Earnings/(Loss) per share**

   a) *Basic earnings/(loss) per share*

   The calculation of basic earnings/(loss) per share is based on profit/(loss) after taxation attributable to shareholders of HK$3.0 million (2001: HK$(26.5) million) and on 383,125,524 (2001: 383,125,524) ordinary shares in issue during the period.

   b) *Diluted earnings/(loss) per share*

   Diluted earnings/(loss) per share is not applicable as there are no dilutive potential ordinary shares during the period.

INTERIM DIVIDEND

The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2002 (2001: Nil cents).

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The operating environment of the US hospitality industry for the first half continues to be very challenging. The level of corporate travel remained depressed due to on-going cost control measures by US companies. Consequently, the Group's revenues, which are aligned to business volume and revenue stream of our hotel customers, have declined by approximately 25% compared to the same period last year. Another contributing factor was the fall in interest income pursuant to a sharp decline in interest rates globally.

In view of the challenging economic conditions, the Group undertook rationalisation measures previously announced early this year. These measures have enabled its 85% owned subsidiary SWAN Holdings Limited ("SWAN") to substantially reduce its operating cost base.

Since the rationalisation, the Group has focussed its business development efforts on growing the hotel management (Richfield) and reservations distribution (Sceptre) businesses. Consequently, Richfield and Sceptre have managed to secure several new contracts for the first six months of the year.

Financial Commentary

Group Performance

City e-Solutions Limited Group ("ces Group") recorded a net profit attributable to its shareholders of HK$3.0 million, as compared to a net loss of HK$26.5 million in the previous corresponding period.

A one-off restructuring charge of HK$15.6 million was incurred by ces Group's subsidiary, SWAN Group, for the period under review. At the operating level, before accounting for this one-off charge of HK$15.6 million, SWAN Group reported a smaller loss of HK$3.9 million, as compared to a loss of HK$4.6 million incurred in the previous corresponding period. On the other hand, the Company recorded an exchange gain of HK$17.1 million as compared to an exchange loss of HK$27.7 million in the previously corresponding period. This arose mainly from the translation of foreign currency bank deposits denominated in Sterling Pound which were received in the year 1999 from the disposal of its interests in subsidiaries and dividends.

Financial Position, Cash Flow and Borrowings

As at 30 June 2002, the Group's gross assets stood at HK$602.9 million, marginally up from HK$602.1 million as at 31 December 2001.

For the period under review, net cash outflow from operating and investing activities amounted to HK$30.7 million. However, with the favourable foreign exchange effects amounting to HK$12.4 million arising from the translation of the Group's cash held in foreign currencies other than Hong Kong Dollars, the Group reported a cash and cash equivalents of HK$483.6 million as at 30 June 2002 from HK$501.9 million as at 31 December 2001.

The Group has no borrowings for the financial period ended 30 June 2002.

Treasury Activities

The Group's major foreign currency exposure is predominantly in Sterling Pound and United States dollar deposits. The Sterling Pound was received previously from the disposal of its interest in subsidiaries and dividends. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal. The Group takes a medium to long term view on the Sterling Pound and Hong Kong dollars exchange rate risk and will take appropriate actions, when necessary, to reduce its foreign exchange exposure.

Employees

For the period under review, the Group has an average of 66 employees with a total payroll costs of HK$21.4 million as compared to an average of 70 employees for the previous corresponding period with a total payroll costs of HK$23.6 million.

As at 30 June 2002, the Group had 56 employees and the Group expects reduced payroll related costs in the 2nd half of the year 2002.

Prospects

While the current economic environment is dictating longer sales cycles, we continue to work on many potential contracts and are optimistic that some of these contracts will be converted into multi-year contracts during the second half of the year to strengthen our revenue base for 2003 and beyond.

The inclination is still very much a cautious one towards new investment, as well as managing the business in a prudent fashion in the midst of economic uncertainty. The Group remains in a financially strong position, well-equipped to capitalise on future investment opportunities.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2002.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 23 August 2002